UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

(Registrant’s Name)

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Pop Culture Group Co., Ltd 2025 Equity Incentive Plan (the “Plan”) became effective on September 17, 2025. The Plan has been approved and adopted by the board (the “Board”) of Pop Culture Group Co., Ltd. (the “Company”). A copy of the plan is filed hereto as Exhibit 10.1 and incorporated herein by reference.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including in Exhibit 10.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Exhibits Index

Exhibit No.	Description
10.1	Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: September 23, 2025	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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